================================================================

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        _________________

                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT

              (Pursuant to Section 13(e)(1) of the
                Securities Exchange Act of 1934)

                        (Amendment No. 1)

                 THE SOUTHERN AFRICA FUND, INC.
                        (Name of Issuer)

                 THE SOUTHERN AFRICA FUND, INC.
              (Name of Person(s) Filing Statement)

             Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           842157 1 09
              (CUSIP Number of Class of Securities)

                      Edmund P. Bergan, Jr.
                Alliance Capital Management L.P.
                   1345 Avenue of the Americas
                    New York, New York  10105
                         (212) 969-1000

    (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of the
                   Person(s) Filing Statement)
                       __________________

                         With a copy to:
                         Bruce D. Senzel
                         Seward & Kissel
                     One Battery Park Plaza
                    New York, New York 10004

                          May 19, 1999
            (Date Tender Offer First Published, Sent
                  or Given to Security Holders)

                          June 30, 1999
                       (Date of Amendment)

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         This Amendment No. 1 to the Issuer Tender Offer
Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on May 19, 1999 by The Southern Africa Fund, Inc. (the "Fund") relating to an offer to purchase for cash (the "Offer") 1,201,420 of the Fund's issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), amends such Statement on Schedule 13E-4 to add the following information in accordance with Rule 13e-4(c)(3) of the Securities and Exchange Act of 1934 and General Instruction D of Schedule 13E-4:

         The Offer expired at 12:00 Midnight Eastern Time on June 16, 1999. Pursuant to the Offer 3,790,501 Shares were properly tendered and not withdrawn and 1,201,420 of the tendered Shares were accepted by the Fund on June 24, 1999 for purchase at the price of $14.30 per Share, the net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on June 17, 1999. Payment for the Shares purchased was made on June 25, 1999. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $17,180,306.00.

Item 9.  Material to Be Filed as Exhibits.

         The following material is hereby filed as additional or amended exhibits to the Fund's Statement on Schedule 13E-4:

         (a)(4)  Text of Press Release dated June 17, 1999.

         (a)(5)  Text of Press Release dated June 24, 1999.






















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                            SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   THE SOUTHERN AFRICA FUND, INC.


                   /s/  Edmund P. Bergan, Jr.
                   ______________________________

                   Name:     Edmund P. Bergan, Jr.

                   Title:    Secretary


Dated:  June 30, 1999


































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

                          EXHIBIT INDEX

Exhibit                                     Pages in Sequentially
Number                 Exhibit                Numbered Original

(a)(1)(i)*     Advertisement printed in The
               Wall Street Journal on
               May 19, 1999................

(a)(1)(ii)*    Offer of Purchase...........

(a)(2)(i)*     Form of Letter of
               Transmittal.................

(a)(1)(ii)(A)* Consent of Ernst & Young LLP

(a)(2)(ii)*    Form W-8....................

(a)(2)(iii)*   Form of Notice of Guaranteed
               Delivery....................

(a)(3)(i)*     Form of Letter to Brokers,
               Dealers, Commercial Banks,
               Trust Companies and Other
               Nominees....................

(a)(3)(ii)*    Form of Letter to Clients of
               Brokers, Dealers, Commercial
               Banks, Trust Companies and
               Other Nominees..............

(a)(3)(iii)*   Questions and Answers, to be
               Used Only by Brokers,
               Dealers, Commercial Banks,
               Trust Companies and Other
               Nominees and by the
               Depositary..................

(a)(3)(iv)*    Form of Letter to
               Stockholders Who Have
               Requested Information.......

(a)(4)**       Text of Press Release dated
               June 17, 1999...............


____________________

*      Previously filed.

**     Filed herewith.

(a)(5)**       Text of Press Release dated
               June 24, 1999...............

(c)(1)*        Depositary Agreement between
               The Southern Africa Fund,
               Inc. and BankBoston, N.A.
               dated as of May 19, 1999....

(c)(2)*        Investment Management
               Agreement between The
               Southern Africa Fund, Inc.
               and Alliance Capital
               Management L.P. dated
               February 25, 1994 (as
               amended as of April 30,
               1998).......................

(c)(3)*        Sub-Advisory Agreement
               between The Southern Africa
               Fund, Inc., Alliance Capital
               Management L.P. and Sanlam
               Asset Management (Gibraltar)
               Limited (now Gensec Asset
               Management (Pty) Ltd.) dated
               February 25, 1994, as
               amended as of April 30, 1998

(c)(4)*        Shareholder Inquiry Agency
               Agreement between The
               Southern Africa Fund, Inc.
               and Alliance Fund Services,
               Inc. dated March 27, 1996...

(c)(5)*        Administration Agreement
               between The Southern Africa
               Fund, Inc. and Middlesex
               Administrators L.P. (now
               Princeton Administrators,
               L.P.,) dated February 25,
               1994........................



____________________

*        Previously filed.

**       Filed herewith.





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